UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

____________________

FIRST PULASKI NATIONAL CORPORATION
 (Name of the Issuer)

FIRST PULASKI NATIONAL CORPORATION
 (Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

[                        N/A                       ]
 (CUSIP Number of Class of Securities)

____________________

Mark A. Hayes
206 South First Street
Pulaski, Tennessee 38478
(931) 363-2585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

D. Scott Holley, Esq.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201-2017
(615) 742-6200

This statement is filed in connection with (check the appropriate box):

☑ a.     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange
             Act of 1934.
☐ b.     The filing of a registration statement under the Securities Act of 1933.
☐ c.     A tender offer.
☐ d.     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,158,393.05	$248

*         For purposes of calculation of fee only, this amount is based on 53,785 shares (the number of shares of common stock of the Issuer to be converted into Class A common stock in the proposed Reclassification) multiplied by $40.13, the book value per share of common stock computed as of June 30, 2012.
**       Determined pursuant to Rule 0-11(b) by multiplying $2,158,393.05 by .00011460.

☐       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________                    Filing Party:_______________________
Form or Registration No.: ________________________                    Date Filed:________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by First Pulaski National Corporation, a Tennessee corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. We are proposing that our shareholders adopt an amendment to our charter that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class A stock. If the transaction is completed, our shareholders of record who hold less than 201 shares of common stock will receive shares of Class A stock, on the basis of one share of Class A stock for each share of common stock held by such shareholders. Our shareholders of record who hold 201 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 1,200, which will allow us to terminate our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by First Pulaski National Corporation pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement that is incorporated by reference herein is the proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on October 5, 2012, as may be amended.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

                All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

            The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION" and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction" is hereby incorporated herein by reference.

Item 2.  Subject Company Information

Regulation M-A Item 1002

(a)  First Pulaski National Corporation, 206 South First Street, Pulaski, Tennessee 38478, phone number: (931) 363-2585.

(b) The information set forth in the proxy statement under the caption "DESCRIPTION OF CAPITAL STOCK - Current Capital Stock" is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the caption "MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION - Market for Common Stock" is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the caption "MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION - Dividends" is hereby incorporated herein by reference.

(e) Not applicable.

(f) Not applicable.

Item 3. Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)-(c)     See Item 2(a) above. The filing person is the subject company. First Pulaski National Corporation is incorporated in the State of Tennessee. During the last five years, First Pulaski National Corporation has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of First Pulaski National Corporation

               Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. The principal address of each person identified below is 206 South First Street, Pulaski, Tennessee 38478.

Name	Current Principal Occupation or Employment and Material Positions Held During the past Five years
Mark A. Hayes

Chairman and Chief Executive Officer of the Company and the Bank since April 2008. Director of the Company and the Bank since 2001. Previously Mr. Hayes served as President and Chief Executive Officer of the Company and the Bank from April 2003 to April 2008.

Tracy Porterfield

Chief Financial Officer and Secretary/Treasurer of the Company and Cashier and Chief Financial Officer of the Bank. Mr. Porterfield has served as Chief Financial Officer of the Company since February 24, 2003 and Secretary/Treasurer of the Company since March 16, 2004. In addition, he has served as Cashier and Chief Financial Officer of the Bank since April 24, 2003.

Donald A. Haney

President of the Company and the Bank and Chief Operating Officer of the Bank since April 2008. Director of the Company and the Bank since 2008. Previously Mr. Haney served as Senior Vice President and Chief Operating Officer of the Bank from April 2004 to April 2008.

William Lyman Cox

Executive Vice President and Senior Loan Officer of the Bank since September 2007. Director of the Company and the Bank since 2008. Previously Mr. Cox served as Vice President of the Bank managing its Lincoln County operations from April 2000 to September 2007.

Milton Nesbitt

Executive Vice President and Senior Credit Officer of the Bank. Mr. Nesbitt began employment with the Bank on February 11, 2002 as Loan Review Officer. Prior to his employment with the Bank, Mr. Nesbitt was employed as a bank examiner with the Office of the Comptroller of the Currency. Mr. Nesbitt was named the Senior Credit Officer on January 20, 2004 and was named Executive Vice- President and Senior Credit Officer on April 24, 2008.

David E. Bagley	Director of the Company and the Bank since 1993. President, Bagley & Bagley Insurance, Inc. since 1989.
James K. Blackburn, IV	Director of the Company and the Bank since 1983. Owner, Lairdland Farm since 1970; Real Estate Broker since 1974.
Wade Boggs

Director of the Company and the Bank since 1995. Commercial Rental Property and Investments; Real Estate Broker, Co-owner, Butler Realty since January 2009; employed as a real estate broker at Butler Realty from 2006-2008.

James H. Butler

Director of the Company and the Bank since 1984. Real Estate Broker, Owner, Butler Realty until December 2008. Mr. Butler continues to serve as a real estate broker at Butler Realty since his sale of the company.

Gregory G. Dugger	Director of the Company and the Bank since 1993. Dentist; Dr. Dugger has owned and operated his dental practice since 1974.
Charles D. Haney	Director of the Company and the Bank since 1993. Physician at Physicians & Surgeons, Inc. since 1979.
Linda Lee Rogers	Director of the Company and the Bank since 2006. Teacher (retired).
R. Whitney Stevens, Jr.	Director of the Company and the Bank since 2006. Attorney; Mr. Stevens began practicing as an attorney in 1975 and has had his own practice since 2002.
Larry K. Stewart	Director of the Company and the Bank since 2009. Owner of Electrical Construction Business since 1976.
Bill Yancey	Director of the Company and the Bank since 1991. Farmer since 1970.

             None of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

 (a)         The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Purpose and Structure of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on First Pulaski," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of First Pulaski," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Accounting Treatment," "AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Material Federal Income Tax Consequences of the Reclassification Transaction," and "DESCRIPTION OF CAPITAL STOCK - Class A Common Stock to be Issued if Reclassification Transaction Approved," is hereby incorporated herein by reference.

(c)         The information set forth in the proxy statement under the caption "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION" and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of First Pulaski" is hereby incorporated herein by reference.

(d)        The information set forth in the proxy statement under the caption "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION" and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Dissenters' Rights" is hereby incorporated herein by reference.

(e)        The information set forth in the proxy statement under the caption "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)        The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of First Pulaski," and "DESCRIPTION OF CAPITAL STOCK - Class A Common Stock to be Issued if Reclassification Transaction Approved," is hereby incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)        The information set forth in the proxy statement under the caption "CERTAIN TRANSACTIONS," is hereby incorporated herein by reference.

(b)-(c) The information set forth in the proxy statement under the caption "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction" is hereby incorporated by reference.

(e)        Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)       The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on First Pulaski," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Accounting Treatment" is hereby incorporated herein by reference.

(c)         The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on First Pulaski," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and " AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of First Pulaski" is hereby incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)         The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(b)        The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)        The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)      The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on First Pulaski," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Effects of the Reclassification Transaction on Shareholders of First Pulaski," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Plans or Proposals," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

Item 8. Fairness of the Transaction

Regulation M-A 1014

(a)-(b) The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)       The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)       The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(e)        The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)        The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)        The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction," and "OTHER MATTERS - Reports, Opinions, Appraisals, and Negotiations" is hereby incorporated herein by reference.

(b)         Not applicable.

(c)         Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)         The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Financing of the Reclassification Transaction," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Fees and Expenses" is hereby incorporated herein by reference.

(b)         Not applicable.

(c)         The information set forth in the proxy statement under the caption "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Fees and Expenses" is hereby incorporated herein by reference.

(d)         Not applicable.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)        The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Financing of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Fees and Expenses," and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" is hereby incorporated herein by reference.

(b)         The information set forth in the proxy statement under the caption "DESCRIPTION OF CAPITAL STOCK - Transactions Involving Our Securities" is hereby incorporated by reference."

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d)         The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Interests of Certain Persons in the Reclassification Transaction" is hereby incorporated herein by reference.

(e)        The information set forth in the proxy statement under the captions "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction," "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "PROPOSAL 1: AMENDMENT TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

Item 13. Financial Information

Regulation M-A Item 1010

(a)         The audited financial statements set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, and the unaudited financial statements set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, and the information set forth in the proxy statement under the caption "SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)" is hereby incorporated herein by reference.

(b)         The information set forth in the proxy statement under the caption "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" is hereby incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)   The information set forth in the proxy statement under the caption "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING" is hereby incorporated by reference.

Item 15. Additional Information

Regulation M-A Item 1011

(b)        The proposed Rule 13e-3 transaction will not trigger any additional payment to any named executive officer of the filing person.

(c)        The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)        Definitive Proxy Statement, together with the proxy card.*

(b)        Not applicable.

(c)         Not applicable.

(d)         Not applicable.

(f)          Definitive Proxy Statement. *

(g)         Not applicable.

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on October 5, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 5, 2012

FIRST PULASKI NATIONAL CORPORATION

By: /s/ Mark A. Hayes
Name: Mark A. Hayes
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

(a)	Definitive Proxy Statement, together with proxy card*
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(f)	Definitive Proxy Statement*
(g)	Not applicable.

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on October 5, 2012.